EXHIBIT F

FORM OF PROMISSORY NOTE

Pursuant to the terms and conditions of the Offer of Purchase dated June 17, 2015 (the “Offer”) wherein Cross Shore Discovery Fund (the “Fund”) offers to purchase shares of beneficial interest in the Fund’s Institutional class (“Shares”) from shareholders of the Fund in an amount up to $6 million (based on the net asset value per Share as of September 30, 2015 or any later date as corresponds to any extension of the Offer (the “Valuation Date”), the Fund hereby promises to pay, in the manner set forth below, to the person identified below as the payee (the “Payee”), an amount equal to the net asset value of the Shares tendered by the Payee and purchased by the Fund, determined as of the Valuation Date.

This note entitles the Payee to receive a cash payment equal to at least 100% of the value of the Shares as of the Valuation Date (the “Payment”), which will be paid to the payee in the form of a wire generally within 35 days after the Valuation Date. The Payment shall be made pursuant to the Payee’s instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Offer.

Payee:	Cross Shore Discovery Fund

By:

Name and Title of Signatory